UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-40454

NOTIFICATION OF LATE FILING	CUSIP NUMBER
50125G307

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11 -K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2025

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐Transition Report on Form 11-K ☐Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended: __________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

KULR Technology Group, Inc.
Full Name of Registrant

Former Name if Applicable

555 Forge River Road
Address of Principal Executive Office (Street and Number)

Webster, Texas, 77598
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

KULR Technology Group, Inc. (the “Company”) is unable file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 (the “Form 10-Q”) by the prescribed due date without unreasonable effort or expense because the Company requires additional time to finalize the financial statements for the three months ended September 30, 2025 (the “Q3 Financial Statements”) and related disclosures to be included in the Form 10-Q.

The Company anticipates that it will file its Form 10-Q within the five-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Mo	(408)	663-5247
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that the results of operations to be included in the Form 10-Q will reflect significant changes in the Company’s net loss from the corresponding period for the last fiscal year due to anticipated non-cash impairment and credit loss charges associated with the recent deteriorating financial condition of an investee and customer. The Company is unable to provide reasonable estimates regarding the changes in results of operations because the Company requires additional time to complete its financial statement preparation and review processes.

KULR Technology Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2025	By.	/s/ Michael Mo
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).